CONSULTING AND ADVISORY AGREEMENT

CONSULTING AGREEMENT

2nd day of JANUARY, 2009

THIS AGREEMENT, (the" Agreement") executed this 29th day of December, 2008 and reflecting understandings reached on December 19, 2008 between Changda International Ltd., a Marshall Islands Company that owns chemical and fertilizer operating companies in Weifang, China (" Changda" or "the Company ") and Geo Genesis Group, Ltd.,("GEOP" or " the Consultant") a Marshal Island Company publicly traded on the Plus market in London under the symbol GEOP whereby GEOP shall provide consulting and advisory services to the Company for a period of 36 months.

The Consultant is currently involved as an emerging markets private equity house, and consultancy firm. Through a number of subsidiaries it primarily operates as an investment vehicle and/or strategic adviser to companies based and/or operating in emerging markets, with current efforts being primarily focused in China, however it does not exclude assignment in other emerging markets in which it believes its expertise can be valuable to a targeted client such as the Company.

The Consultant has a large global network of consultants and advisors as well as alliances and partnerships, which it utilizes to raise capital, assist in research and provide advisory services such as designing and implementing corporate restructuring programs and marketing strategies. Its ultimate aim is to enhance a company's overall business productivity and enable it to move into its next growth phase.

The Company will soon enter into an agreement to reverse itself into a shell company, identified by the Consultant and its advisors, that trades on the OTC-Bulletin Board in the United States: PROMODOESWORK.COM PDWK.OB ("PDWK"), a Nevada, USA, company.

A group of investors together with Geo Genesis Group Ltd and other advisors ("the shell investors group") has organized for the purchase of 100% of the stock of PDWK.OB. ("PDWK").

Once that purchase is completed, along with the full implementation of the reverse merger of Changda becoming a 100% owned subsidiary of PDWK, with PDWK being exactly owned by the current investors of Changda, with the addition of new shareholders for 2,930,000 ("two million nine hundred thirty thousand shares"), with certain new shareholders for most of that issuance, to the total shares issued by Changda, representing 2,679,998 shares issued in consideration of the purchase of PDWK and 250,000 remitted to a third party as an introducing fee, and 2 shares for rounding adjustments.

These shares shall give raise to the issuance of 2,930,000 shares of free trading shares to the shell investors group and the introducing consultant of PDWK that will be issued in the reversed merged company in addition to the existing float of Changda.

In addition, a few parties shall receive free trading shares in PDWK at closing : among them Geo Genesis Group ("GEOP"), Ltd for 400,000 shares and aggregate of 1,270,000 shares, these shares, that amount to a total of 1,670,000, will be compensated for by making GEOP and Rahfco Select Fund ("Rahfco") accept a less than 1 to 1 conversion for their existing Changda shares, the exchange for GEOP existing Changda shares of GEOP shall be 800,000 new shares of the reversed merged PDWK for the pre-existing 1,200,000 shares in Changda and for Rahfco 4,510,000 new shares (that shall be restricted) of the reversed merged entity will be exchanged for the pre-existing 5,780,000 shares in Changda currently owned by Rahfco.

This will allow the completion of issuance of 4,600,000 existing shares of free trading shares in the final reversed merge entity and issued from the pre existing 4,600,000 free trading shares. This has been accepted by Rahfco.

PDWK has 4,200,000 existing restricted shares, this have to be distributed for control purpose to ALLHOMELY INTERNATIONAL LIMITED ("Allhomely") which in turn at the time of exchange of its existing shares will only receive 17,935,973 so that in the end it does not end up with more than 22,135,973 shares in the final reversed merged company.

It is agreed that at closing the finally reversed merged company shall have no more than 56,529,965 shares representing the existing total of 53,599.964 and the 2,930,000 here above described. Out of the 56,529,965, only 4,600,000 shall be free trading shares and 51,929,965 shall be restricted shares. After 6 months the shares that are not part of the control group can be freed through Rule 144 in the U.S. with the limits imposed by applicable rules.

It is understood that at closing of the reverse merger, a representation letter from the sellers' attorney stating that PDWK is free of any material liabilities and " clean", will be attached to the closing documentation.

It is further understood that PDWK will seek to change its name to Changda International Holding Inc. and will thus obtain a new stock symbol.

W I T N E S SE T H:

WHEREAS, the Company engages through its wholly owned Weifang based enterprises in the business of manufacturing chemical and fertilizer and requires the services of a consultant with a background and expertise in helping companies to position themselves to finance their growth needs and optimize their financial structure.

WHEREAS, the Company desires to retain the unique experience, ability, and consulting services of the Consultant in an advisory capacity as a consultant; and

WHEREAS, the Consultant desires to accept such engagement upon the terms and conditions set forth herein.

1.
RECITALS. The Parties hereto acknowledge, warrant, represent and agree that the recitals contained hereinabove are true and correct in all material respects and are incorporated herein by reference.

2.
ENGAGEMENT OF SERVICES. The Company does hereby engage the Consultant as a consultant to the Company, and the Consultant does hereby accept such engagement. There shall be no minimum or maximum hours required of the Consultant. All services will be rendered on an "as needed", upon request basis.

The Consultant further agrees, in all respects, to fully perform its duties in cooperation with the Company, and to comply with the directions of its President and Board of Directors with respect to those activities and services described herein.

3.
DUTIES. The duties of the Consultant during the term of this Agreement shall include offering such advice, consultation, and services to the Management or Officers of the Company regarding general business matters including the following:

provide consulting and advisory services to the Company in connection with the introduction of the Company to registered advisors able to structure adequate financing and advice for the future business development of the Company and further provide access to the Consultant's professional team and expertise on a global basis.

The Consultant after completion of the reverse merger during which it is expected that the resulting stock shall quote at a minimum of $ 1 bid and $ 1.20 offer, it is expected that the Consultant will quickly thereafter organize a lead group of registered advisors to provide a 3 to 5 million equity financing to the company as an intermediate step toward the organization of a financing of $ 15 to 20 million ("US DOLLARS"). The exact terms of such financing will be negotiated, with the help of the Consultant, with U.S. regulated entities and their investors and each subsequent agreement required will be entered into and implemented with the agreement of the Company on a contemporaneous basis.

The Company is expected to maintain adequate legal and accounting providers at its disposal for the satisfaction of the legal reporting requirements in the U.S.
Consultant as part of the financing process will also act as Consultant in helping determine and hire the appropriate Public Relations firm for a U.S. offering and adequate exposure of the Company to the U.S. markets as well as help the Company with the necessary steps to upgrade to a more prestigious listing: American Stock Exchange being one of the option under consideration.

4.

TERM. The Company agrees to engage the Consultant and the Consultant accepts said engagement in said capacity for a term of 3 years. However, after 12 months, either party may cancel this Agreement by serving the other party notice of cancellation by registered mail effective 30 days following delivery of such notice. In the event this Agreement is cancelled by either party, all future compensation of cash or equity options shall be terminated as of the last day that this Agreement is in force. Existing ownership of the Common stock of the Company by the Consultant shall not be affected and shall remain the Consultant's property.

5.

COMPENSATION. (a) <u>Cash</u>. In consideration for his knowledge, expertise, and consulting services rendered to the Company under the specific terms of this Agreement, the Company agrees to pay to the Consultant, and the Consultant agrees to accept, as full and complete cash compensation for his services as follows;
The Company shall reimburse the Consultant for costs incurred in connection with the rendering of services upon prior approval of such costs.

The Company shall pay the Consultant $ 10,000 a month for the duration of the contract.
The first three months shall be immediately due and payable at once upon closing of the reverse merger. Thereafter the Company shall pay Consultant prior to the 10th of each month.

(b) <u>Warrants</u>. The Company shall further issue to the Consultant a warrant certificate giving raise to the right to purchase 1,130,000 shares of the Company after it has reversed merged at $ 1.20 a shares for the next 3 years from the date of issuance of such a certificate.

6.

CONFIDENTIAL INFORMATION. Consultant acknowledges that the information, observations and data relating to the business of the Company and its subsidiaries ("Confidential Information") that Consultant shall obtain during the course of its association with Company that remain private unless otherwise a matter of public knowledge. Company also acknowledges that the information, observations and data relating to the business and methods of the Consultants shall remain private unless otherwise a matter of public disclosure by applicable rules and regulations.

7.

SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the Company and its affiliates, successors and assigns and shall be binding upon and inure to the benefit of Consultant and his legal representatives and assigns; provided that in no event shall Consultant's obligations to perform future services for the Company be delegated or transferred by Consultant without the prior written consent of the Company (which consent may be withheld in its sole discretion).



8.

PARTIES BOUND. This Agreement shall be binding on and to the benefit of the contracting Parties and their respective legal representatives, successors and permitted assigns.

9.

LEGAL CONSTRUCTION. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, the validity, legality, or unenforceability shall not affect any other provision, and this Agreement shall be construed as if the invalid, illegal or unenforceable provision had never been contained in it.

10.

NOTICES AND COMMUNICATION. Any notice, payment, request, instruction, or other documentation to be delivered under this Agreement shall be deemed sufficiently given if in writing and delivered personally or mailed by certified mail at the address stated herein below or at an address chosen subsequent to the execution of this Agreement and duly communicated to the other Party, as the case may be. The effective date of such notice shall be its mailing date or date personally served.

11.

ARBITRATION AND CHOICE OF LAW
Any dispute between the parties shall be submitted to a New York based forum of the American Arbitration Association and the choice of law shall be the laws of the State of Nevada in the United States.



To the Consultant:
GEO GENESIS GROUP LTD
C/o Albert O. Grant, Esq.
575 Madison Avenue, Suite 1006
New York, NY 10022
Attn: Attorney-in-fact

IN WITNESS WHEREOF, the Parties hereto have set their hands and their seals on the date last aforesaid.

CONSULTANT:

GEO GENESIS GROUP, LTD.

By:
ROGER E. BENDELAC, CEO
This 2nd day of January, 2009

COMPANY:
CHANGDA INTERNATIONAL LTD.

By: _____

QINGRAN ZHU, EXECUTIVE DIRECTOR

This 2nd day of January, 2009





Amendment Letter to the Consultancy Agreement between Changda International and Geo Genesis Group Ltd.

This Letter shall be seen as Part of the Consultancy Agreement between the aforementioned parties dated January 2, 2009.

a) Geo Genesis Group Ltd. will receive the first payment as per Section 4 of the Consulting Agreement between the party immediately upon closing of Phase I financing for an amount equal to $ 2 million at least. Section 4 is not modified in any other way or manner. It is anticipated that the Phase I fundraising will be completed no later than February 28, 2009. The contract obligations to each party are effective on the date of signing of the Consulting Agreement.
b) It can be reasonably estimated that the total pure maintenance cost will not exceed US$200,000 per annum for the OTCBB listing. This does not include fees for any additional optional parties.
c) A detailed consultancy working and time plan will be provided by Geo Genesis Group during the course of the project.

Roger Bendelac
CEO Geo Genesis Group

January 2, 2009.

QingRan Zhu

2009 1. 2.